Filed by The South Financial Group, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended,
                                        and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.

                                          Subject Company:  RHBT Financial Corp.
                                                  Commission File No.  000-26905



THE SOUTH FINANCIAL GROUP

                                                           102 South Main Street
                                                           Greenville, SC  29601
                                                                    864.255.4919

NEWS RELEASE

DATE:             August 22, 2002

RELEASE TIME:     Immediate


            THE SOUTH FINANCIAL GROUP AND RHBT FINANCIAL CORPORATION
                       ANNOUNCE ASSET PURCHASE AGREEMENT

         GREENVILLE, SC and ROCK HILL, SC - The South Financial Group, Inc. (Nasdaq: TSFG) and RHBT Financial Corporation (Nasdaq: RHBT) today announced the signing of a non-binding letter of intent contemplating the acquisition of substantially all of the assets and deposits of Rock Hill Bank & Trust, which is the wholly-owned banking subsidiary of RHBT Financial Corporation. Rock Hill Bank & Trust operates three branches in York County, including two in Rock Hill and one in Fort Mill, South Carolina, and has total deposits of approximately $213 million.

         In connection with this acquisition, The South Financial Group would issue 430,017 shares of common stock which, based on Wednesday's closing price of $20.01, would represent approximately $5.00 per share for each RHBT common stock. In addition, TSFG would agree to issue stock in the future in an earnout in an amount equal to 30% of recoveries associated with certain charged-off loans and 50% of net amounts recovered under RHBT's blanket bond. The South Financial Group is the largest shareholder of RHBT owning 382,500 shares, or approximately 22% of RHBT's outstanding stock. Because of this ownership position, 94,577 of the 430,017 shares would revert to TSFG and be cancelled (resulting in a net issuance of 334,440 shares).

Consummation of any transaction would remain subject to a number of conditions, including entry into a definitive agreement and regulatory approvals.

"Expanding our presence in the Rock Hill area is consistent with our goal of increasing shareholder value by operating in superior markets," said Mack I. Whittle, Jr., President and Chief Executive Officer of The South Financial Group. "With Rock Hill Bank & Trust's deposits, we would have the third largest market share position with 15% of the deposits in York County. We will carefully structure our agreement to build on Rock Hill Bank & Trust's valuable customer base and market presence while simultaneously providing maximum protection for our shareholders. We view the proposed agreement as a purchase of three branch offices in an outstanding, high-growth market, which would be immediately accretive to earnings."

On July 3, 2002, RHBT Financial Corporation announced the termination of Rock Hill Bank & Trust's President in connection with commercial loan irregularities. The Federal Deposit Insurance Corporation and state banking regulators have been assisting RHBT in its investigation. Earlier this week, RHBT filed its Form 10-Q with the Securities and Exchange Commission and reported loan charge-offs and an additional provision for loan losses totaling approximately $19.7 million. It also noted that the FDIC's loan review was ongoing.

Herman E. "Butch" Honeycutt, Chief Executive Officer of RHBT Financial Corporation, said, "We are in a very difficult situation and believe that an agreement with The South Financial Group is, by far, the best alternative for our shareholders and customers. Our customers will benefit from Carolina First Bank's focus on flexible, personalized customer service and a broader range of financial services." Our shareholders will benefit from becoming part of a growing banking institution which has a strong focus on South Carolina.

Based on the current price of TSFG common stock, the transaction is valued at approximately $8.6 million (excluding the earnout and shares which will revert to TSFG) and represents a 6.0% core deposit premium. The South Financial Group currently estimates cost savings of approximately 25% of 2002 annualzied noninterest expenses. The transaction is expected to be immediately accretive to The South Financial Group's earnings.

The South Financial Group, headquartered in Greenville, South Carolina, is a financial services company with $6.2 billion in total assets and 91 branch offices in South Carolina, Florida, and North Carolina. It operates two subsidiary banks: Carolina First Bank and Citrus Bank. Carolina First Bank, the largest South Carolina-based commercial bank, operates in South Carolina, North Carolina, and on the Internet under the brand name, Bank CaroLine. Citrus Bank operates in Florida, principally in the Jacksonville and Orlando markets. The South Financial Group's common stock trades on the Nasdaq National Market under the symbol TSFG. Press releases along with additional information may be found at The South Financial Group's web site: www.thesouthgroup.com.

Certain matters set forth in this news release may contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. These statements, as well as other statements that may be made by management in the conference call, include, but are not limited to, the estimates of cost savings, projected earnings, merger-related charges, and potential liabilities. However, these forward-looking statements are not guarantees of future performance, and actual results may differ materially from those expressed or implied by the forward-looking statements as a result of risks related to: our ability to achieve, manage or maintain growth and execute our business strategy successfully; our ability to close the proposed transaction and integrate the assets and liabilities of Rock Hill Bank & Trust into our business; and various other factors discussed in detail in our filings with the SEC. For a discussion of certain other factors that may cause such forward-looking statements to differ materially from our actual results, see The South Financial Group's Annual Report on Form 10-Q for the quarter ended June 30, 2002.



CONTACTS:   William S. Hummers III, Executive Vice President, (864) 255-7913
            Mary M. Gentry, Treasurer, (864) 255-4919

                                    ***END***

                                LETTER OF INTENT
                                 By And Between
         The South Financial Group, Inc. And RHBT Financial Corporation


         This Letter of Intent relates to a proposed transaction between RHBT Financial Corporation ("RFC") and The South Financial Group, Inc. ("TSFG"). Except as otherwise expressly set forth herein, this Letter of Intent is not binding on either party hereto.


                             A. NON-BINDING PROPOSAL

         1. Purchase and Assumption Transaction. The transaction contemplated herein (the "Transaction") shall be structured as a purchase and assumption transaction between Carolina First Bank (a wholly owned banking subsidiary of TSFG, referred to herein as "CFB") and Rock Hill Bank & Trust (a wholly owned banking subsidiary of RFC, referred to herein as "RHBT"). In the Transaction, RHBT would transfer substantially all of its assets and certain specified liabilities (primarily deposit liabilities). In particular, excluded liabilities that will not be transferred would include tax liabilities and contingent liabilities unless otherwise specified (e.g. loan commitments), including any third-party claims or other liabilities associated with conduct of the business prior to closing or actual or alleged breaches of fiduciary duty or law. These acquired assets and liabilities would be operated by CFB as part of its banking operations upon consummation of the Transaction.

         2. Consideration. In connection with the Transaction, TSFG would issue to RHBT an aggregate of 430,017 shares of its common stock which, if valued at $20.01 (the closing price of TSFG stock on August 21, 2002), would represent value equivalent to $5.00 per RFC share (based on 1,720,928 shares of RFC common stock outstanding). In addition, TSFG would agree to earnout provisions requiring that it issue, at specified times following the closing, to RHBT (or its assignees) shares of TSFG common stock equal to the following amounts:
                  A. An amount equal to 30% of the Loss Recovery.
                  B. An amount equal 50% of the net amounts collected by RHBT (or CFB as successor) under RHBT's blanket bond or other insurance policies as they relate to the Designated Loans. Out of pocket expenses paid to third parties (such as attorneys) would be netted against any bond or insurance proceeds prior to making payments to RHBT.

         "Loss Recovery" shall be equal to the excess of (A) the aggregate book value of the Designated Loans at December 31, 2005, minus the aggregate of any loan reserves generally or specifically allocated to one or more of the Designated Loans at December 31, 2005 plus the aggregate principal collections with respect to the Designated Loans during the period from August 31, 2002 through December 31, 2005, over (B) the aggregate book value of the Designated Loans at August 31, 2002, minus the aggregate of any loan reserves generally or specifically allocated to one or more of the Designated Loans at August 31, 2002.
         "Designated Loans" shall mean those loans classified by the FDIC as substandard, doubtful, or loss during the period of time from July 1, 2002 through the date hereof and any related credits, as shall be agreed upon by the parties.

         Amounts payable under Clauses (A) and (B) above are referred to as "Earnout Amounts." Earnout Amounts will become payable within 60 days following December 31, 2005 in the case of Clause (A) and 10 business days following the end of any calendar quarter in which Earnout Amounts under Clause (B) are received. For purposes of paying Earnout Amounts, shares of TSFG common stock will be valued based on the average of the last five trading days in the calendar quarter immediately preceding payment. In the event that amounts become payable under Clause (B) with respect to a Designated Loan, appropriate steps shall be taken to cause such Designated Loan to be removed from the calculations associated with Clause (A).

         In this structure, TSFG, as a shareholder of RFC, would be treated as any other shareholder (and, accordingly, would be entitled to its pro rata share of any distributions made to RFC shareholders).

         The issuance of the shares of TSFG common stock in connection with the Transaction shall be registered with the Securities and Exchange Commission and with any necessary state securities commissions.

         Outstanding options to purchase RFC common stock would not be affected by the Transaction.

         3. Tax-Free Reorganization. The Transaction shall be structured as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (except the parties acknowledge that individuals will be taxed to the extent that they receive cash), and the parties shall agree to take all reasonable efforts to effect the Transaction as a tax-free reorganization.

         4. Definitive  Agreement.   The  parties  contemplate  entering  into a
definitive purchase and assumption agreement to document the Transaction, which shall provide for the following:

         (a) The definitive agreement shall contain the standard representations and warranties typical of transactions of this type.

         (b) The definitive agreement shall contain the standard covenants of the parties typical of transactions of this type, including:
                  (i) a covenant by CFB to pay up to $100,000 to cause the existing Travelers directors and officers liability insurance to remain in full force and effect for such period of time following closing as shall be available (not to exceed 5 years).

         (c) The definitive agreement shall contain standard conditions to closing typical of transactions of this type, including:
                  (i) that the approval of all necessary regulatory agencies be obtained without the imposition of any conditions that, in the reasonable judgment of TSFG, render the consummation of the Transaction unduly burdensome;
                  (ii) that the books and records of TSFG, RFC and RHBT accurately reflecting, in all material respects, their respective financial conditions;
                  (iii) that RFC shall have received a fairness opinion reasonably satisfactory to RFC and CFB which is rendered by a reputable investment banking firm regarding the Transaction;
                  (iv) that any necessary shareholder and board approvals be obtained;
                  (v) that the RFC directors and executive officers execute waivers and releases with respect to any requirement under RFC's or RHBT's charter documents or otherwise that CFB or TSFG succeed to any indemnification or hold-harmless obligations of RFC or RHBT (except for the provisions regarding D&O liability insurance specifically set forth above);
                  (vi) that the business of RHBT and RFC be conducted in the usual and customary manner;
                  (vii) that no material adverse change with respect to RHBT's business occur from the date hereof through the closing date of the Transaction.

         Except as otherwise expressly set forth below under "B. Binding Covenants," the parties acknowledge that they shall have no obligations to pursue or complete, or otherwise with respect to, a transaction except as may be set forth in such definitive documentation as they may enter into.

         5. Due Diligence Investigation. Each party shall have the right at its expense to make reasonable inspections of the other party's business and generally exercise due diligence with respect thereto.

         6. RFC Directors. The directors of RFC shall agree to serve as advisory board members of CFB for York County for at least two years following consummation of the Transaction, and shall receive advisory board fees in accordance with TSFG's policy.

         7. Termination Fee. The definitive agreement would provide that in the event that it is terminated by RFC without the Transaction being consummated (other than as a result of a breach by TSFG), and RFC enters into a definitive agreement providing for a "change of control transaction" with any party other than TSFG on or before June 30, 2003, RFC shall, subject to receipt of any necessary regulatory approvals, pay to TSFG a termination fee of $500,000.

                              B. BINDING COVENANTS

         1. Confidentiality. (a) For purposes of this Letter of Intent, the term "Confidential Information" shall mean all information acquired by a party from the other party with respect to the business of the other party other than information in the public domain (through no fault of such acquiring party) and information already known to such acquiring party prior to the date hereof or which hereafter becomes known to such party from another source, provided that such source is not known by the acquiring party after due inquiry to be bound by a confidentiality agreement or other obligation of secrecy with respect to such information.
         (b) All Confidential Information, as defined above, acquired by either party with respect to the business of the other party shall (unless the other party expressly consents in writing) (i) be maintained in strict confidence,
(ii) be used only for the purpose of and in connection with consummating the Transaction, (iii) be disclosed only to employees and duly authorized agents and representatives of the parties who have been informed of the obligations of the parties under this paragraph and who have a need to know the information in connection with consummating the Transaction (and each party agrees to be responsible for any breach of this provision by any of the foregoing persons).
         (c) In the event that any party or persons to whom they have disclosed Confidential Information are requested in any proceeding or are required by applicable law to disclose any Confidential Information, such party shall give the other party prompt notice of such request or requirement so that the other party may seek an appropriate protective order or other appropriate remedy. If, in the absence of a protective order or other appropriate remedy, the party or person is nonetheless compelled by law to disclose Confidential Information, such party or person may disclose such information (but only to the extent so required) without liability hereunder; provided, however, that such party must give the other party written notice of the information to be disclosed as far in advance of its disclosure as is reasonably practicable.
         (d) In addition, except as required by law, without the prior written consent of the other party, no party or person to whom Confidential Information has been disclosed shall disclose to any other person that Confidential Information has been made available or that discussions or negotiations are taking place concerning the Transaction.
         (e) Within a reasonable period of time following the termination of this Letter of Intent (assuming that the Transaction is not consummated), each party shall redeliver to the other party all written Confidential Information and any other written material containing or reflecting any information in the Confidential Information (regardless of who prepared such information) and will not retain any copies, extracts or other reproductions in whole or in part of such written material. All documents, memoranda, notes and other writings whatsoever prepared by either party (or persons to whom they disclosed Confidential Information) based on or including any of the information in the Confidential Information shall be destroyed, and, if so requested, such destruction shall be certified in writing to the other party by an authorized officer supervising such destruction. For this purpose, a "writing" includes data in computer format.

         2. Public  Disclosure.  Without  limiting the substance of subparagraph
(d) of the Confidentiality section above, this Letter of Intent and the information herein shall be deemed "Confidential Information" and the parties shall coordinate any public disclosure regarding the Transaction or this Letter of Intent.

         3. Fees and Expenses. The parties shall pay their own fees and expenses
(including  legal  and  accounting  fees)  incurred  in  connection  with   this
Transaction.

         4. Termination. This Letter of Intent shall terminate upon notice of either party to the other party, except that the Binding Covenants set forth herein shall survive such termination. Subject to the foregoing sentence, this Letter of Intent shall terminate on September 30, 2002, regardless of whether notice of termination is given.

                   END OF PAGE -- NEXT PAGE IS SIGNATURE PAGE

         IN WITNESS WHEREOF the parties have executed this Letter of Intent as of this 22nd day of August, 2002.



RHBT FINANCIAL CORPORATION                  THE SOUTH FINANCIAL GROUP, INC.


By:   /s/ Herman E. Hunneycutt              By:  /s/ Mack I. Whittle, Jr.
      Herman E. Hunneycutt                       Mack I. Whittle, Jr.
      Chief Executive Officer                    Chief Executive Officer